SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment     )*

LianBio

(Name of Issuer)

Ordinary shares, $0.000017100448 par value per share

(Title of Class of Securities)

53000N 108

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53000N 108

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,319,960
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,319,960

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,319,960
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 53000N 108

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,319,960
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,319,960

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,319,960
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 53000N 108

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,858,895
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,858,895

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,858,895
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 53000N 108

1.	Names of Reporting Persons. Perceptive Xontogeny Venture Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,330,675
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,330,675

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,330,675
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 53000N 108

1.	Names of Reporting Persons. Perceptive Ventures Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,330,675
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,330,675

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,330,675
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 53000N 108

1.	Names of Reporting Persons. LEV LB Holdings, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,653,385
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,653,385

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,653,385
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 53000N 108

1.	Names of Reporting Persons. LEV LB Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,653,385
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,653,385

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,653,385
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 53000N 108

1.	Names of Reporting Persons. C2 Life Sciences LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,477,005
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,477,005

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,477,005
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, $0.000017100448 par value per share (“Ordinary Shares”), of LianBio, a Cayman Islands exempted holding company (the “Issuer”), which has its principal executive offices at 103 Carnegie Center Drive, Suite 215, Princeton, NJ 08540.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by Perceptive Advisors LLC (“Perceptive Advisors”), Joseph Edelman (“Mr. Edelman”), Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”), Perceptive Xontogeny Venture Fund, LP (“Perceptive Xontogeny”), Perceptive Venture Advisors, LLC (“Perceptive Venture Advisors”), LEV LB Holdings, LP (“LEV LB”), LEV LB Holdings GP, LLC (“LEV LB Holdings GP”), and C2 Life Sciences LLC (“C2,” and together with Perceptive Advisors, Mr. Edelman, the Master Fund, Perceptive Xontogeny, Perceptive Venture Advisors, LEV LB, and LEV LB Holdings GP, and each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons,” and together with the Master Fund and Perceptive Xontogeny, the “Record Holders”). Perceptive Advisors serves as the investment advisor to the Master Fund and C2. Perceptive Venture Advisors serves as the investment advisor to Perceptive Xontogeny. LEV LB Holdings GP is the general partner of LEV LB. Mr. Edelman is the managing member of Perceptive Advisors and Perceptive Venture Advisors, and is the sole member of LEV LB Holdings GP. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.

(c)

The principal business of Perceptive Advisors and Perceptive Venture Advisors is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of the Master Fund, LEV LB and C2 is to invest in securities. The principal business of LEV LB Holdings GP is to serve as the general partner of LEV LB.. The principal occupation of Mr. Edelman is as the managing member of Perceptive Advisors.

(d)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Perceptive Advisors, Perceptive Venture Advisors, LEV LB Holdings GP and C2 are Delaware limited liability companies. Mr. Edelman is a United States citizen. The Master Fund is a Cayman Islands corporation. Perceptive Xontogeny and LEV LB are Delaware limited partnerships.

Schedule A attached hereto sets forth the information regarding the directors of the Master Fund.

Item 3. Source and Amount of Funds or Other Consideration

In October 2019, the Master Fund acquired 2,500,000 Series Seed Preferred Shares, LEV LB acquired 2,500,000 Series Seed Preferred Shares, and Perceptive Xontogeny acquired 500,000 Series Seed Preferred Shares of the Issuer, for an aggregate purchase price of $55,000,000. In October and December of 2020, the Master Fund acquired 635,369 Series A Preferred Shares and C2 acquired 423,579 Series A Preferred Shares of the Issuer, for an aggregate purchase price of $59,999,993. In June of 2020, $15.00 million of convertible promissory notes issued by the Master Fund to the Issuer converted to Ordinary Shares. In connection with the Issuer’s initial public offering, the Series Seed Preferred Shares and the Series A Preferred Shares converted to Ordinary Shares in the transactions described in Item 5(c) of this Schedule 13D. The shares acquired in the transactions described in this Item 3 and in the transactions described in Item 5(c) were acquired with the working capital of the Record Holders.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Ordinary Shares reported on this Schedule 13D and hold their Ordinary Shares. Konstantin Poukalov is the Executive Chairman of the Issuer’s Board of Directors and is a Managing Director of Perceptive Advisors. Adam Stone is a member of the Issuer’s Board of Directors and is Chief Investment Officer of Perceptive Advisors.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the Ordinary Shares, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional Ordinary Shares, preferred stock or other securities convertible into or exercisable or exchangeable for Ordinary Shares from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Ordinary Shares.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his Ordinary Shares or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information set forth in Item 6 below is incorporated by reference to this Item 4.

Item 5. Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 105,257,014 outstanding Ordinary Shares as reported by the Issuer in its prospectus filed with the Securities and Exchange Commission on November 2, 2021, after giving effect to the Issuer’s initial public offering. Of the Ordinary Shares reported as held by the Master Fund, 2,490,000 are in the form of American Depositary Shares (“ADSs”). Each ADS represents one Ordinary Share.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)

On November 1, 2021, the Master Fund purchased 120,000 ADSs of the Issuer at a purchase price of $15.50 per share. On November 2, 2021, the Master Fund purchased 100,000 ADSs, at a weighted average purchase price of $13.5, at prices ranging from $13.25 to $13.79, inclusive. On November 3, 2021, the Master Fund purchased 2,250,000 ADSs in the Issuer’s initial public offering at a purchase price of $16.00 per share, and purchased 20,000 shares at a weighted average purchase price of $13.51, at prices ranging from $13.50 to $13.57, inclusive. On November 3, 2021, (i) the Master Fund acquired 3,715,510 Ordinary Shares as a result of the conversion of 635,369 Series A Preferred Shares, and 14,619,500 Ordinary Shares as a result of the conversion of 2,500,000 Series Seed Preferred Shares, (ii) LEV LB acquired 14,619,500 Ordinary Shares as a result of the conversion of 2,500,000 Series Seed Preferred Shares, (iii) Perceptive Xontogeny acquired 2,923,900 Ordinary Shares as a result of the conversion of 500,000 Series Seed Preferred Shares, and (iv) C2 acquired 2,477,005 Ordinary Shares as a result of the conversion of 423,5709 Series A Preferred Shares.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Director Nomination Agreement

In connection with the Issuer’s initial public offering, the Record Holders have entered into a Director Nomination Agreement with the Issuer (the “Director Nomination Agreement”) that provides the Record Holders the right to designate nominees for election to the Issuer’s Board of Directors so long as Reporting Persons beneficially own 5% or more of the total number of shares that it owns as of the completion of the Issuer’s initial public offering (the “Original Perceptive Shares”).

The Director Nomination Agreement provides the Record Holders the right to designate: (i) a number of directors equal to 66% of the total directors (rounded up to the nearest whole number) for so long as the Reporting Persons beneficially own 75% or more of the Original Perceptive Shares; (ii) a number of directors equal to 55% of the total directors (rounded up to the nearest whole number) for so long as the Reporting Persons beneficially own at least 50% and less than 75% of the Original Perceptive Shares; (iii) a number of directors equal to 40% of the total directors (rounded up to the nearest whole number) for so long as the Reporting Persons beneficially own at least 25% and less than 50% of the Original Perceptive Shares; (iv) a number of directors equal to 25% of the total directors (rounded up to the nearest whole number) for so long as the Reporting Persons beneficially own at least 10% and less than 25% of the Original Perceptive Shares, and (v) one director for so long as the Reporting Persons beneficially own at least 5% of the Original Perceptive Shares. In each case, the nominees designated by the Record Holders must comply with applicable law and Nasdaq listing rules. In addition, the Record Holders shall be entitled to nominate the Chairman of the board of directors so long as the Reporting Persons own more than 5% of the Original Perceptive Shares. The Director Nomination Agreement will terminate at such time as Reporting Persons own less than 5% of the Original Perceptive Shares.

The foregoing summary of the Director Nomination Agreement does not purport to be complete and is qualified in its entirety by reference to the Director Nomination Agreement which is filed as Exhibit 2 hereto and incorporated by reference herein.

Shareholders Agreement

The Record Holders are party to a Shareholders Agreement with the Issuer. The Shareholders Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (a) the Ordinary Shares issued or issuable by holders of shares of the Issuer’s convertible preferred shares; (b) any Ordinary Shares issued or issuable upon conversion or exercise of any other of the Issuer’s other securities; (c) any Ordinary Shares issued or issuable as a dividend or other distribution with respect to, in exchange for or in replacement of the securities referenced in (a); and (d) with respect solely to the “piggyback” registration rights described below, the issued Ordinary Shares. The registration of Ordinary Shares pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act of 1933, as amended (the “Securities Act”), when the applicable registration statement is declared effective. Under the Shareholders Agreement, the Issuer will pay all expenses relating to such registrations, including the fees of one special counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Shareholders Agreement also includes customary indemnification and procedural terms.

These registration rights will expire, with respect to any holder of registrable securities, at such time at which such shareholder can sell all of the Ordinary Shares held by it pursuant to Rule 144 of the Securities Act in any ninety-day period.

Demand registration rights

At any time beginning six months after the closing of the Issuer’s initial public offering, the holders under the Shareholders Agreement of not less than 40% of the voting power of the registrable securities then outstanding may request that the Issuer prepare, file and maintain a registration statement on Form S-1 to register all or part of their registrable securities (subject to a limitation of the Issuer only being obligated to consummate no more than two registrations pursuant to this right). Once the Issuer is eligible to use a registration statement on Form S-3, the holders under the Shareholders Agreement of at least 30% of the registrable securities then outstanding may request that the Issuer prepare, file and maintain a registration statement on Form S-3 in any jurisdiction in which the Issuer has had an underwriting public offering, but only if the aggregate offering amount of the registrable securities requested to be registered would exceed $5 million.

Piggyback registration rights

In the event that the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the shareholders party to the Shareholders Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

The foregoing summary of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement which is filed as Exhibit 3 hereto and incorporated by reference herein.

Lock-up Agreement

The Record Holders have entered into lock-up agreements with the underwriters in the Issuer’s initial public offering pursuant to which, with limited exceptions, for a period of 180 days after the date of this prospectus, the Record Holders may not, without the prior written consent of Goldman Sachs & Co LLC, Jefferies LLC and BofA Securities, Inc.:

•

offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of, directly or indirectly, any Ordinary Shares or ADSs, or any options or warrants to purchase any Ordinary Shares or ADSs, or any securities convertible into, exchangeable for or that represent the right to receive Ordinary Shares or ADSs; or

•

engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Ordinary Shares or ADSs or derivative instruments.

whether any such transaction described above is to be settled by delivery of Ordinary Shares or ADSs or other securities, in cash or otherwise. In addition, without the prior written consent of Goldman Sachs & Co. LLC, Jefferies LLC and BofA Securities, Inc. on behalf of the underwriters, the Record Holders will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any Ordinary Shares or ADSs or any security convertible into or exercisable or exchangeable for Ordinary Shares or ADSs.

The restrictions described in the immediately preceding paragraph do not apply to, among other items:

•

a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth in the lock-up agreement and provided further that no filing under the Exchange Act or public announcement shall be required or shall be voluntarily made during the restricted period (other than a required filing on Form 5 made after the restricted period and other than a required filing on Schedule 13G, Schedule 13G/A or Form 13F);

•

to any trust for the direct or indirect benefit of the holder or the immediate family of the holder, provided that (i) the trustee of the trust agrees to be bound in writing by the restrictions set forth in the lock-up agreement, (ii) any such transfer shall not involve a disposition for value and (iii) no filing under the Exchange Act or public announcement shall be required or shall be voluntarily made during the restricted period (other than a required filing on Form 5 made after the restricted period and other than a required filing on Schedule 13G, Schedule 13G/A or Form 13F);

•

in connection with the sale of the holder’s or its affiliate’s Ordinary Shares, ADSs or any security convertible into or exercisable or exchangeable for Ordinary Shares or ADSs acquired in the offering or in open market transactions after the completion of the offering, provided that no filing under the Exchange Act or public announcement shall be required or shall be voluntarily made during the restricted period (other than a required filing on Form 5 made after the restricted period and other than a required filing on Schedule 13G, Schedule 13G/A or Form 13F);

•

to the Issuer in connection with the exercise of options, warrants or other rights to acquire Ordinary Shares or ADSs or any security convertible into or exercisable for Ordinary Shares or ADSs pursuant to the Issuer’s equity incentive plans or other rights described in this prospectus for the offering, provided that (i) any such any such Ordinary Shares or ADSs issued upon exercise of such option, warrant or other right shall be subject to the restrictions on transfer set forth in the lock-up agreement and (ii) no filing under the Exchange Act or public announcement shall be required or shall be voluntarily made during the restricted period (other than a required filing on Form 5 made after the restricted period and other than a required filing on Schedule 13G, Schedule 13G/A or Form 13F);

•

by will or intestacy, provided that (i) the legatee, heir or other transferee, as the case may be, agrees to be bound in writing by the restrictions set forth in the lock-up agreement and (ii) no filing under the Exchange Act or public announcement shall be required or shall be voluntarily made during the restricted period (other than a required filing on Form 5 made after the restricted period and other than a required filing on Form 4 (which must indicate in the footnotes thereto the nature and conditions of such transfer), Schedule 13G, Schedule 13G/A or Form 13F);

•

pursuant to a court order or a settlement agreement related to the distribution of assets in connection with the dissolution of a marriage or civil union, provided that (i) such transferee agrees to be bound in writing by the restrictions set forth in the lock-up agreement and (ii) no filing under the Exchange Act or public announcement shall be required or shall be voluntarily made during the restricted period (other than a required filing on Form 5 made after the restricted period and other than a required filing on Form 4 (which must indicate in the footnotes thereto the nature and conditions of such transfer), Schedule 13G, Schedule 13G/A or Form 13F);

•

to the Issuer pursuant to agreements in effect as of the date of this prospectus for the offering under which the Issuer has the option to repurchase such securities or a right of first refusal with respect to transfers of such securities upon termination of service of the holder, provided that no filing under the Exchange Act or public announcement shall be required or shall be voluntarily made during the restricted period (other than a required filing on Form 5 made after the restricted period and other than a required filing on Form 4 (which must indicate in the footnotes thereto the nature and conditions of such transfer), Schedule 13G, Schedule 13G/A or Form 13F);

•

pursuant to the conversion of the Issuer’s outstanding preferred shares into Ordinary Shares or ADSs, provided that (i) any such any such Ordinary Shares or ADSs issued upon conversion shall be subject to the restrictions on transfer set forth in the lock-up agreement and (ii) no filing under the Exchange Act or public announcement shall be required or shall be voluntarily made during the restricted period (other than a required filing on Form 5 made after the restricted period and other than a required filing on Schedule 13G, Schedule 13G/A or Form 13F);

•

if the holder is a corporation, partnership, limited liability company, trust or other business entity, as part of a distribution, transfer or disposition without consideration by the holder to its limited or general partners, members, stockholders or affiliates, provided, however, that (i) in the case of any such transfer or disposition, it shall be a condition to the transfer or disposition that the transferee agrees to be bound in writing by the restrictions set forth in the lock-up agreement and (ii) no filing under the Exchange Act or public announcement shall be required or shall be voluntarily made during the restricted period (other than a required filing on Form 5 made after the restricted period and other than a required filing on Schedule 13G, Schedule 13G/A or Form 13F);

•

pursuant to a merger, consolidation, tender offer or other similar transaction involving a “Change of Control” (as defined in such lock-up agreements) and approved by the the Issuer’s Board of Directors, provided that, in the event that such Change of Control is not completed, the holder’s Ordinary Shares or ADSs remain subject to the restrictions set forth in the lock-up agreement and title to holder’s Ordinary Shares or ADSs remain with the holder;

•

if the holder is a corporation, partnership, limited liability company, trust or other business entity, to another corporation, partnership, limited liability company, trust or other business entity that directly or indirectly, controls, is controlled by, or is under common control with, the holder, provided that it shall be a condition to the transfer or disposition that the transferee agrees to be bound in writing by the restrictions set forth in the lock-up agreement, (ii) any such transfer shall not involve a disposition for value and (iii) no filing under the Exchange Act or public announcement shall be required or shall be voluntarily made during the restricted period; or

•

establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of the holder’s Ordinary Shares or ADSs, provided that (i) no public report or filing under Section 16 of the Exchange Act shall be required during the restricted period, (ii) the holder does not otherwise voluntarily effect any public filing or report regarding the establishment of such plan during the restricted period and (iii) no sales are made during the restricted period pursuant to such plan.

The foregoing summary of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Lock-up Agreement which is filed as Exhibit 4 hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Director Nomination Agreement, dated October 8, 2021, by and among LianBio and Perceptive Life Sciences Master Fund, Ltd., LEV LB Holdings, LP, Perceptive Xontogeny Venture Fund, LP and C2 Life Sciences LLC (Incorporated by reference to Exhibit 4.10 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (File No. 333-260162))

Exhibit 3	Second Amended and Restated Shareholders Agreement dated October 28, 2020 (Incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (File No. 333-260162))

Exhibit 4	Form of Lock-Up Agreement (Incorporated by reference to Annex II to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (File No. 333-260162))

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2021

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE VENTURE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE XONTOGENY VENTURE FUND, LP

By:	Perceptive Venture Advisors LLC, its investment manager

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

LEV LB HOLDINGS LP

By:	LEV LB Holdings GP, LLC, its general partner

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

LEV LB HOLDINGS GP, LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

C2 LIFE SCIENCES LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of the shares of Common Stock (to the extent not pursuant to Item 5(a)) of each director of the Master Fund (to the extent not set forth in Item 2).

Master Fund

Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Shares of Common Stock

Scott Dakers (United Kingdom)	Director	c/o Elian Fiduciary Services (Cayman) Limited 190 Elgin Avenue, George Town Grand Cayman KY1-9007 Cayman Islands	None

Ernest A. Morrison (United Kingdom)	Director	Cox Hallett Wilkinson Milner House 18 Parliament Street P.O. Box HM 1561 Hamilton HM FX Bermuda	None

James Nicholas (United States)	Director	c/o GenesisPoint LLC 30 Old Kings Highway S Darien, CT 06820	None